UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File No.: 000-30668

NOVA LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Prism 2 Adoption Expands; Selected by a Leading Logic Manufacturer”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2024	NOVA LTD. (Registrant) By: /s/ Guy Kizner —————————————— Guy Kizner Chief Financial Officer

Company Contact:
Guy Kizner, Chief Financial Officer
Tel: +972-73-229-5760
E-mail - investors@novami.com
Nova website link - https://www.novami.com/

Investor Relations Contact:
Miri Segal MS-IR LLC
Tel: +917-607-8654
E-mail - msegal@ms-ir.com

Nova Prism 2 Adoption Expands; Selected by a Leading Logic Manufacturer

REHOVOT, Israel, October 10, 2024—Nova (Nasdaq: NVMI) announced today that one of the world’s leading logic manufacturers recently qualified Nova Prism 2 to address backside power delivery applications in front-end processes of advanced logic nodes’ manufacturing. The selection has already yielded an order for multiple tools and sets another milestone in Nova’s rapid market share growth in standalone optical CD solutions. This announcement follows another selection by a leading memory customer and recurring orders by other major foundry and memory customers, all for the most advanced process nodes.

The rapid growth of artificial intelligence drives the growing complexity of advanced logic, memory, and packaging architectures, such as backside power delivery, which necessitate complex and challenging process steps using hybrid bonding, through-silicon vias, and redistribution layers. These techniques help maintain Moore’s law and achieve higher bandwidth, lower latency, lower power, and higher yield. In turn, they also require much tighter process control on smaller, denser interconnects and tall, highly complex multilayered structures.

The Nova Prism platform, using its unique spectral interferometry technology and applying proprietary machine learning algorithms, has a proven advantage in addressing these new challenges and providing manufacturers with the relevant insights to achieve successful production. Nova Prism 2 is the newest generation of the platform, offering the improved sensitivity and accuracy required to address the R&D and high-volume manufacturing metrology needs of advanced process nodes.

“This selection by one of the world’s leading semiconductor manufacturers signifies the rapid growth and adoption of Nova Prism and our entire standalone portfolio, demonstrating the growing value of Nova’s innovative metrology portfolio across market segments,” said Gaby Waisman, Nova’s President and CEO. “Our continuous investment in unique solutions targeting the most critical and complex applications, helps our customers overcome significant manufacturing challenges.”

About Nova
Nova is a leading innovator and key provider of material, optical and chemical metrology solutions for advanced process control in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into developing and producing the most advanced semiconductor devices. Nova’s unique capability to deliver innovative solutions enables its customers to improve performance, enhance product yields, and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices worldwide. Additional information may be found on Nova’s website link - https://www.novami.com/

Nova is traded on the Nasdaq and TASE, Nasdaq ticker symbol NVMI.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following:  increased information technology security threats and sophisticated computer crime; foreign political and economic risks including supply-chain difficulties; regulations that could restrict our operations such as economic sanctions and export restrictions; changes in U.S. trade policies; indirect effects of the Russia – Ukraine conflict; market instability including inflation and recessionary pressures; risks related to doing business with China; catastrophic events; inability to protect our intellectual property; open source technology exposure, including risks related to artificial intelligence; failure to compete effectively or to respond to rapid technological changes; consolidation in our industry; difficulty in predicting the length and strength of any downturn or expansion period of the market we target; factors that adversely affect the pricing and demand for our product lines; dependency on a small number of large customers; dependency on a single manufacturing facility per product line; dependency on a limited number of suppliers; difficulty in integrating current or future acquisitions; lengthy sales cycle and customer delays in orders; risks related to conditions in Israel, including related to the war against Hamas and other terrorist organizations; risks related to our convertible notes; currency fluctuations; and quarterly fluctuations in our operating results. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in Nova's Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on February 20, 2024. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Ltd. does not assume any obligation to update the forward-looking information contained in this press release.